Certain identified information has been omitted from this exhibit because it is not material and would be competitively harmful if publicly disclosed. [Redacted] indicates that information has been omitted.

Exhibit 99.15

JOINDER AGREEMENT

TO:	LITHIUM AMERICAS (ARGENTINA) CORP. (THE “CORPORATION”) AND GENERAL MOTORS HOLDINGS LLC (THE “INVESTOR”)

RE:	MASTER PURCHASE AGREEMENT DATED JANUARY 30, 2023 BETWEEN THE CORPORATION AND THE INVESTOR (THE “MASTER PURCHASE AGREEMENT”)

AND	RE: JOINDER BY LITHIUM AMERICAS CORP. (“NEW LAC”) TO THE MASTER PURCHASE AGREEMENT

DATE: OCTOBER 3, 2023

IN CONSIDERATION of the payment of $10.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and pursuant to and in accordance with Sections 7.4(d) and 10.8 of the Master Purchase Agreement, New LAC hereby covenants and agrees with the Investor and the Corporation to become a party to, and be bound by, the provisions of the Master Purchase Agreement.

The address of New LAC for the purpose of giving any Notice (as defined in the Master Purchase Agreement) required or permitted to be given under or in connection with the Master Purchase Agreement is as follows:

Lithium Americas Corp.

[Redacted]

[Redacted]

[Redacted]

Attention: [Redacted]

Email: [Redacted]

This Joinder Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

This Joinder Agreement may be executed in several counterparts (including by means of electronic communication), each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original, and such counterparts together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the undersigned has executed this Joinder Agreement as of the date first above written.

LITHIUM AMERICAS CORP.

By:	(signed) Jonathan Evans
Name: Jonathan Evans
Title: President & CEO

[Signature Page – Joinder Agreement]

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